Exhibit 5.1

June 9, 2004	Mayer, Brown, Rowe & Maw LLP 190 South La Salle Street Chicago, Illinois 60603-3441 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com

The Board of Directors

Hub Group, Inc.

3050 Highland Parkway, Suite 100

Downers Grove, IL 60515

Re:	Registration of Shares of Class A Common Stock

Gentlemen:

We have acted as special counsel to Hub Group, Inc., a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended, of 2,185,000 shares of its Class A Common Stock, par value $0.01 per share (the “Shares”). The Shares include 1,800,000 shares that are issuable by the Company (the “Company Shares”) and 385,000 shares that are currently issued and outstanding and held by certain stockholders (the “Secondary Shares”).

As special counsel to the Company, we have examined originals or copies certified or otherwise identified to our satisfaction of the Company’s Certificate of Incorporation, as amended, the Company’s By-Laws, resolutions of the Company’s Board of Directors and such Company records, certificates and other documents as we considered necessary or appropriate for purposes of this opinion. As to certain facts material to our opinion, we have relied, to the extent we deem such reliance proper, upon certificates of public officials and officers of the Company. In rendering this opinion, we have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of all documents, records and certificates submitted to us as originals, the conformity to the originals of all documents, records and certificates submitted to us as copies and the authenticity, accuracy and completeness of the originals of all documents, records and certificates submitted to us as copies.

Based upon and subject to the foregoing, we are of the opinion that:

(1) the Company Shares are duly authorized for issuance and when issued in accordance with the provisions of the registration statement will be legally issued, fully paid and non-assessable shares of the Company; and

(2) the Secondary Shares are duly authorized, legally issued, fully paid and non-assessable shares of the Company.

Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles Manchester New York Palo Alto Paris Washington, D.C. Independent Mexico City Correspondent: Jauregui, Navarrete, Nader y Rojas, S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

The Board of Directors

Hub Group, Inc.

June 9, 2004

We are admitted to practice law in the State of Illinois and we express no opinions as to matters under or involving any laws other than the laws of the State of Illinois, the federal laws of the United States and the laws of the State of Delaware.

We consent to the filing of this opinion as an exhibit to the registration statement covering the sale of the Shares and to the reference to our firm under the caption “Legal Matters” contained therein.

Sincerely,

/S/    MAYER, BROWN, ROWE & MAW LLP

Mayer, Brown, Rowe & Maw LLP